SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 19, 2018 (Date of earliest event reported)

Commission File No.: 0-25969

URBAN ONE, INC.
(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders

The following proposals were submitted to the stockholders at the 2018 Annual Meeting of Stockholders held on June 19, 2018 ("Annual Stockholders Meeting"):

- The election of Terry L. Jones and Brian W. McNeill as Class A directors to serve until the 2019 annual meeting of stockholders or until their successors are duly elected and qualified.

- The election of Catherine L. Hughes, Alfred C. Liggins, III, D. Geoffrey Armstrong, and Ronald E. Blaylock as directors to serve until the 2019 annual meeting of stockholders or until their successors are duly elected and qualified.

- To approve the 2017 compensation awarded to our named executive officers, including potential bonus compensation although none was paid to the named executive officers for the fiscal year ended December 31, 2017.

- Determination of the frequency of future stockholder advisory votes regarding compensation awarded to named executive officers.

- The ratification of BDO USA LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2018.

For more information about the foregoing proposals, see our proxy statement dated April 30, 2018, the relevant portions of which are incorporated herein by reference. To be elected, each Class A director nominee must receive the affirmative vote of a plurality of the votes cast by the holders of the Class A common stock. Each Class B director nominees are elected by the holders of Class A common stock and Class B common stock voting together as a single class but each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Members of our board of directors are elected by a plurality of votes cast. This means that the nominees that received the most votes cast were elected to the board, even if they did not receive a majority of votes cast. At the close of business on April 24, 2018, there were 1,641,632 shares outstanding shares of our Class A common stock and 2,861,843 outstanding shares of our Class B common stock. Accordingly, a total of 30,260,062 votes could be cast at the meeting. Class C and Class D common stock were not entitled to vote on any proposal presented at the meeting.

The number of votes cast for and against and the number of abstentions and non-votes with respect to each matter voted upon are set forth below:

Board of Director Election Results

Class A Director Nominee	Votes For	Votes Withheld	Non-Votes
Terry L. Jones	134,457	11,944	1,254,053
Brian W. McNeill	132,457	13,944	1,254,053
Class B Director Nominee			
Catherine L. Hughes	28,653,435	111,396	1,254,053
Alfred C. Liggins, III	28,652,410	112,421	1,254,053
D. Geoffrey Armstrong	28,759,167	5,664	1,254,053
Ronald E. Blaylock	28,759,267	5,664	1,254,053

The six nominees were elected to the Board of Directors and will serve as directors until our next annual meeting or until their respective successors are elected and qualified.

Approval of 2017 Compensation Awarded to Named Executive Officers

The results of the voting were 28,653,554 votes for, 110,744 votes against, 533 abstentions, and 1,254,053 non-votes. The 2017 compensation awarded to Urban One's named executive officers, including potential bonus compensation although none was paid to the named executive officers for the fiscal year ended December 31, 2017, was approved.

Frequency of Future Stockholder Advisory Votes Regarding Compensation Awarded to Named Executive Officers

The results of the voting were 28,628,618 votes for every three years, 8,430 votes for every two years, 127,722 votes for every one year and 61 abstentions. The frequency that received the highest number of votes (three years) was deemed to be the frequency selected by our stockholders.

Ratification of BDO USA LLP as Urban One's independent registered public accounting firm

The results of the voting included 29,979,244 votes for, 14,648 votes against, and 24,992 votes abstained. The appointment was ratified.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

URBAN ONE, INC.

/s/ Peter D. Thompson

June 25, 2018

Peter D. Thompson
Chief Financial Officer and Principal Accounting Officer